Exhibit 4.2

DESCRIPTION OF SECURITIES

References to the “Company” herein are, unless the context otherwise indicates, only to 1-800-FLOWERS.COM, Inc. and not to any of its subsidiaries.

Description of Capital Stock

General

The following is a summary of information concerning capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Third Amended and Restated Certificate of Incorporation (“Charter”) and Second Amended and Restated By-laws, amended as of April 25, 2019 (the “By-laws”), and are entirely qualified by these documents.

Common Stock

Shares Outstanding. The Company is authorized to issue up to 200 million shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”) and 200 million shares of Class B common stock, par value $.01 per share (the “Class B Common Stock” and together with Class A Common Stock, the “Common Stock”).

The Class A Common Stock is registered under Section 12 of the Securities Exchange Act of 1934 and listed on the Nasdaq Global Select Market under the ticker symbol “FLWS.”

Dividends. Subject to prior dividend rights of the holders of any shares of Series A preferred stock of the Company (“Preferred Stock”), holders of shares of Class A Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of assets or funds legally available for that purpose. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Voting Rights. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes, on all matters submitted to a vote of stockholders. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters presented to the stockholders for their vote or approval. Holders of shares of Common Stock do not have cumulative voting rights. This means a holder of a single share of Class A Common Stock cannot cast more than one vote (or ten votes, in the case of Class B Common Stock) for each position to be filled on the Board.

Other Rights. In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the payment or provision for liabilities and liquidation preferences of holders of any shares of Preferred Stock, holders of shares of Class A Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of Class A Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Class A Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Class A Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Class A Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Class A Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of Delaware law, the Charter and By-laws could make the following more difficult:

•	acquisition of the Company by means of a tender offer,
•	acquisition of the Company by means of a proxy contest or otherwise, or
•	removal of the Company’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Vacancies

The By-laws provide that the Board will have one or more members, which number will be determined by resolution of the Board or by stockholders at the annual meeting of the stockholders. Directors are elected at each annual meeting of stockholders by the vote of majority shares present. Any director may be removed at any time, with or without cause, upon the affirmative vote of holders of a majority of the outstanding shares of Common Stock. Newly created directorships resulting from any increase in the Company’s authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, removal from office or other cause may be filled by the majority vote of the Company’s remaining directors in office, or by the sole remaining director.

Elimination of Stockholder Action by Written Consent

The Charter eliminates the right of the Company’s stockholders to act by written consent without a meeting. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.

Stockholder Meetings

Under the By-laws, only the Company’s Chairman of the Board, Chief Executive Officer, and the President or Secretary may call special meetings of the Company’s stockholders at the request in writing of two-thirds of the Board.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The By-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

Delaware Anti-takeover Law

The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Class A Common Stock.

No Cumulative Voting

Neither the Charter nor By-laws provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of the Company’s undesignated Preferred Stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.